Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sofabet Co.
8 The Green, STE A
Dover, DE 19901
https://www.betsparket.com/

Up to $1,250,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sofabet Co.
Address: 8 The Green, STE A, Dover, DE 19901
State of Incorporation: DE
Date Incorporated: April 15, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,250,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares

Amount-Based:

$1,000+ | Social Betwork™ Champions

Invest $1000+ and receive branded Sparket: The Social Betwork™ swag and a virtual avatar upgrade (anticipated in 2023).

$5,000+ | Sparket Group Admin

Receive a custom branded group within the Sparket web application where you are the admin: invite your betwork and set up customized wagering pools. Includes admin console analytics.

$10,000+ | Premium Investors Club

Join our existing $10k+ investors with quarterly access to our founding team, input on product direction, and roundtables to shape the direction of the company

$25,000+ | Diamond Investors Club

Access to all of the above perks plus an additional 5% bonus shares

Loyalty Bonus:

Existing platform users will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Sparket: The Social Betwork (TM) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Existing platform users bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Sofabet Co. DBA Sparket is a C-corp organized under the laws of the state of Delaware. Sparket's business model consists of a live event wagering software focused on providing a B2B service to operating partners such as sportsbook and casinos. Our Social Betwork platform is sold across the US as a fully customized and skinned fully online software solution via an online software.

The Company has already had initial proof of concepts with over 1,000 users via free to play contests in partnerships with casinos, golf clubs, and esports tournaments. We are currently in-market with our preliminary free-to-play partnerships. We are approaching GLI-33 sportsbook certification (anticipated Q3 2022) which is a critical milestone in obtaining regulatory approval for real money wagering in US States. We are well positioned to capitalize on a rapidly growing sports betting market which has expanded from 1 state to 34 legal states in the past 4 years.

The Company's Intellectual Property ("IP"): The Company has a Patent Pending- Published: https://patents.google.com/patent/US20220188672A1/ with the USPTO around systems and methods for automatic event outcome prediction, confirmation and validation using machine learning. Sparket hopes to use this technology to bring crowdsourced data and automate manual processes within the live event wagering space. The Company also has secured the trademark to The Social Betwork ™ : Serial Number 90121829 ; Reg Number: 6768882

Competitors and Industry

The global sports betting market is currently estimated at $76.75B and is projected to grow at a rate of 10.2% from 2022 to 2030 https://www.grandviewresearch.com/industry-analysis/sports-betting-market-report#:~:text=Report%20Overview,10.2%25%20from%202022%20to%202030.

In the USA alone, there has been over $100bn in legal sports betting volume in the US since the Supreme Court overturned the federal ban in 2018. Source: https://www.grandviewresearch.com/industry-analysis/sports-betting-market-report#:~:text=The%20global%20sports%20betting%20market,10.2%25%20from%202022%20to%202030

https://www.legalsportsreport.com/sports-betting/revenue/

The Company has several major competitors in the sports betting and data market. Some of the top competitors in our industry include Companies such as BetRadar, EveryMatrix, GiG, and GeniusSports. BetRadar is one of the industry leaders in providing B2B sports betting services and the Company's primary competition in the sports data and services industry. Genius Sports also owns a significant market share and provides sportsbook technology and user engagement. Chalkline and Kero Sports are direct competitors of similar size and development. Genius Sports is valued at $514M. Despite the present competitive landscape, the Company stands out in the industry by being able to provide crowdsourced data and via a self-setting odds model which allows customers to expand their offerings into a broader set of events.

Current Stage and Roadmap

The Company's software is currently generating sales via free-to-play partnerships with select partners and has been tested with over 1000 users. Larger projected revenue will come from real-money gaming which the company is preparing to offer in 2023. Our model is based on taking 1% of all bet volume coming through our system, plus software and licensing fees.

The Company's efforts for the next few years will be focused on obtaining regulatory approvals to operate in additional jurisdictions and continued improvements to the platform in user experience and gamification. We will also use funds raised to responsibly scale a small sales team to increase our partnership pipeline. Finally, once we have scaled and driven wider adoption, we plan to leverage our pending patent to build in additional crowdsourced features to help facilitate the industry's transition to Web 3.0, allowing for more user-driven content and blockchain rewards.

The Team

Officers and Directors

Name: Aaron Basch

Aaron Basch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Treasurer, and Director
  Dates of Service: April 15, 2019 - Present
  Responsibilities: Aaron oversees the company's strategy, operations, as well as day to day functions. Aaron does not take a salary at this time, but is compensated with equity

Other business experience in the past three years:

- **Employer:** Motolease
  Title: Director of Finance

Dates of Service: June 01, 2014 - August 30, 2020
Responsibilities: Leading finance department, focusing on financial operations and improving processes and systems through data driven initiatives to increase productivity, revenue, and margin .

Name: Evan Fisher

Evan Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary, President, COO
  Dates of Service: April 15, 2019 - Present
  Responsibilities: Oversee operations and technical development of the company. Evan does not currently take a salary, but is currently compensated by equity.

Other business experience in the past three years:

- **Employer:** Google
  Title: Senior Program Manager
  Dates of Service: April 01, 2018 - February 01, 2022
  Responsibilities: Manager of a data an analytics team within Product Operations, focused on ads customer experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for live event wagering. Our revenues are therefore dependent upon the market for sports and live event wagering.

Minority Holder; Securities with Voting Rights
The Common Stock Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sofabet Co. was formed on April 15, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sofabet Co. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Sparket: The Social Betwork is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademarks and 1 patent-pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to

protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as statewide gambling regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including software development, legal work, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible

that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sofabet Co. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sofabet Co. could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risk
Our business model relies on regulatory approvals from state governments to provide our wagering software services. There is a risk that some state governments may not approve our software in which case we would not be able to operate in that state, which would affect the projected financials of our company and would likely adversely impact the value of your investment.

Legislative Risk
Our business model relies on laws permitting sports gambling and other wagering. While the federal ban on sports gambling has been repealed and many states have approved sports gambling in various forms, any laws prohibiting (or the lack of laws approving) sports or live event wagering, or pari-mutuel wagering specifically, would likely have an adverse impact on our business and on your investment

Money Laundering Risk
We plan to process financial transactions within our software, which poses a risk of money laundering. While we plan to have strict anti-money laundering controls built into our system, any bad actors in our system could cause us to face legal, financial, and/or reputational risk which would likely adversely impact the value of your investment.

Interest Rate Risk
Our cash and cash equivalents consist of highly liquid, unrestricted savings, checking and other bank accounts. Significant interest rate changes could impact our ability to receive loans at a commercially sustainable rate.

Foreign Currency Risk
Though we do not currently operate internationally, foreign currency investments or future business activities internationally could expose our business to risk of fluctuation in foreign currency market.

Inflation Risk
If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Climate Change Risk
If climate change has an extreme impact on the economic landscape of the US or the world, our business may not be able to operate at a commercially sustainable level.

Minority Holder; Subject to Applicable Gaming Authorities

We may become licensed by a gaming authority that requires minority holders of five (5%) percent or greater of the Company's shares of stock to register with the gaming authority and to submit a personal history and financial disclosure. Nonetheless, a gaming authority possesses the inherit power to call forward any minority holder for registration and to submit a personal history and financial disclosure.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Aaron Basch	4,000,000	Common Stock	34.74%
Evan Fisher	4,000,000	Common Stock	34.74%

The Company's Securities

The Company has authorized Common Stock, SAFE 1.0, and SAFE 2.0. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,564,250 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

SAFE 1.0

The security will convert into Safe preferred stock and the terms of the SAFE 1.0 are outlined below:

Amount outstanding: $225,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing, Liquidation, Dissolution

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the

Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under

Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE 2.0

The security will convert into Safe preferred equity and the terms of the SAFE 2.0 are outlined below:

Amount outstanding: $601,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under

Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $826,000.00
  Use of proceeds: Software development, general operations and expenses, marketing and employment costs
  Date: April 27, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our

current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Pre-revenue for 2020, and 2021. However, we began generating revenue Summer of 2022, with $10k coming in August of 2022. Currently, in final stages of annual contract to generate additional revenue of initial $25k and $5k+ monthly recurring revenue.

Cost of sales

Not applicable for 2020 and 2021.

Expenses

Expense include employee, legal, and marketing. Raised 2020 net loss from ($296) to 2021 net loss of ($234k)

Gross margins

Because of being pre-revenue in earlier years gross margins were negative. This trend may continue in 2022, but very likely to become profitable by 2023.

Historical results and cash flows:

Expenses were largely based on developing certified software, with certification anticipated completed in September 2022. This allows the company to begin generating significant revenue. As well, there will likely continue to be some legal expenses as the company expands.

Cash was rasied through SAFE notes, as of end of 2021 the company had raised $485k in SAFE notes. Subsequently the company has raised an additional $341k in SAFE notes totaling $826k.

Future plans are to raise a seed capital round of funding for $2m. Company has had numerous positive discussions with VC capital firms and early stage investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Company currently has approximately $100k of cash on hand. It has secured the ability to borrow up to an additional $250k of debt. Current line of credit has a $0 balance.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from this campaign are a significant factor into financial resources, however we have securred additional capital commitments as a backup plan if the desired amount of funding is not achieved.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company, however they will be significant in helping the company expand and develop additional software and increased revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount we could easily continue operations for up to 12 months. Expenses would be based on decreased software and legal expense, because we would have already obtained certification of the software and significant revenue. Potentially, increased for sales and business development for future revenue. Current monthly burn rate is about $50k, but could very easily be reduced to ensure operations continue.

How long will you be able to operate the company if you raise your maximum funding goal?

This would ensure we can operate for at least 2 years. We would plan to increase our monthly spend if we raise the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have several parties with the ability to infuse debt into the company including the founders and previous investors either through a loan or additional SAFE notes. As well, we plan to raise a subsequent seed round of $2m with VC or early-stage investors (already in discussions).

Indebtedness

- **Creditor:** Evan Fisher
  Amount Owed: $7,000.00
  Interest Rate: 6.0%
  Maturity Date: March 19, 2023

- **Creditor:** Aaron Basch
  Amount Owed: $7,000.00
  Interest Rate: 6.0%
  Maturity Date: March 19, 2023

- **Creditor:** Various SAFE Holders
  Amount Owed: $826,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there

is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Related Party Transactions

- **Name of Entity:** Evan Fisher
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $7,000 loan to company.
  Material Terms: $7,000 note to company at 6% interest, rolling over maturity date to 3/19/2023

- **Name of Entity:** Aaron Basch
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $7,000 loan to company.
  Material Terms: $7,000 note to company at 6% interest, rolling over maturity date to 3/19/2023

Valuation

Pre-Money Valuation: $13,205,312.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, as a startup in the sports wagering space, our company has previously raised over $800k in SAFE notes with a $10m valuation cap. Since that time we've achieved significant milestones such as initial partnerships with wagering businesses and private clubs, driving initial revenue for our business. Second, we have invested heavily in our regulatory requirements and compliance and we anticipate receiving GLI 33 sportsbook certification in Q3 2022, with is a major product milestone for our business, and other businesses who have received such certification have received significant valuations in the marketplace (example https://www.legalsportsreport.com/45889/ballys-betworks-deal/). We believe this pre-money valuation properly values our technology and initial traction with the significant upside that exists in our industry and business model.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) their is only one class of stock, common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $826,000.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,250,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  50.0%
  We will employ software developers and business development staff to scale our product. This involves technical development and sales efforts

- *Operations*
  25.0%
  We will spend these funds on legal, HR, and other operational purposes to ensure the smooth operations and compliance of our company. This is particularly important in our regulated industry

- *Marketing*
  19.5%
  We will scale up marketing efforts to gain clients. We will utilize multiple channels for this purpose including trade shows, paid media, outside firms, and more.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.betsparket.com/ (We will add a page to the website labeled as "investors").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sparket

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sofabet Co.

[See attached]

SOFABET CO.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SofaBet Co.
Los Angeles, California

We have reviewed the accompanying financial statements of SofaBet Co. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 8, 2022
Los Angeles, California

SOFABET CO.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	137,319	$	17,843
Prepaids and Other Current Assets		37,599		-
Total Current Assets		**174,918**		**17,843**
Intangible assets, net		91,940		-
Total Assets	**$**	**266,858**	**$**	**17,843**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Promissory Notes and Loans	$	14,000	$	14,000
Other Current Liabilities		630		-
Total Current Liabilities		**14,630**		**14,000**
Simple Agreement for Future Equity (SAFEs)		485,000		-
Total Liabilities		**499,630**		**14,000**
STOCKHOLDERS EQUITY				
Common Stock		1,044		932
Additional Paid in Capital		5,375		4,152
Retained Earnings/(Accumulated Deficit)		(239,191)		(1,241)
Total Stockholders' Equity		**(232,772)**		**3,843**
Total Liabilities and Stockholders' Equity	**$**	**266,858**	**$**	**17,843**

See accompanying notes to financial statements.

SOFABET CO.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	237,320	296
Total operating expenses	237,320	296
Operating Income/(Loss)	(237,320)	(296)
Interest Expense	630	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(237,950)	(296)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (237,950)**	**$ (296)**

See accompanying notes to financial statements.

SOFABET CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	8,350,000	**$ 835**	**$ 110**	**$ (945)**	**$ -**
Issuance of Restricted Stock	970,000	97			97
Capital contribution			3,843		3,843
Share-based compensation			199		199
Net income/(loss)				(296)	(296)
Balance—December 31, 2020	9,320,000	932	4,152	$ (1,241)	**$ 3,843**
Issuance of Restricted Stock	1,121,000	112			112
Share-based compensation			346		346
Capital contribution			877		877
Net income/(loss)				(237,950)	(237,950)
Balance—December 31, 2021	**10,441,000**	**$ 1,044**	**$ 5,375**	**$ (239,191)**	**$ (232,772)**

See accompanying notes to financial statements.

SOFABET CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(237,950)	$	(296)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		346		199
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(37,599)		-
Other Current Liabilities		630		-
Net cash provided/(used) by operating activities		**(274,573)**		**(97)**
CASH FLOW FROM INVESTING ACTIVITIES				
Internally developed Software (Intangible assets)		(91,940)		-
Net cash provided/(used) in investing activities		**(91,940)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		989		3,940
Borrowing on Promissory Notes and Loans		-		14,000
Simple Agreement for Future Equity (SAFEs) issuance		485,000		-
Net cash provided/(used) by financing activities		**485,989**		**17,940**
Change in Cash		119,476		17,843
Cash—beginning of year		17,843		-
Cash—end of year	**$**	**137,319**	**$**	**17,843**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	630	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SofaBet Co. was incorporated on April 15, 2019, in the state of Delaware. The financial statements of SofaBet Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Sofabet Co's business model consists of a live event wagering software focused on providing a B2B service to operating partners such as sportsbook and casinos. Our Sparket, the Social Betwork™ platform is sold across the US as a fully customized and skinned fully online software solution via an online software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its internally developed software, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

SofaBet Co. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues via free-to-play partnerships with select partners and has been tested with over 1000 users. Larger projected revenue will come from real-money gaming which the Company is preparing to offer in 2023. The Company model is based on taking 1% of all bet volume coming through our system, plus software and licensing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	37,599	-
Total Prepaids and Other Current Assets	**$ 37,599**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	630	-
Total Other Current Liabilities	**$ 630**	**$ -**

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Internally Developed Software	$ 91,940	$ -
Intangible assets, at Cost	**91,940**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 91,940**	**$ -**

There was no amortization expenses for the fiscal year ended December 31, 2021 and 2020.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 11,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 10,441,000 shares and 9,320,000 shares of Common Stock have been issued and are outstanding, respectively.

6. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	8,350,000	$ 0.00	-
Granted	970,000		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	9,320,000	$ 0.00	8.62
Granted	1,121,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	10,441,000	$ 0.00	7.63

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2021, was approximately $347.5. The total fair value of the restricted stock awards vested during 2021 and 2020 was $346.2 and $199.0.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Evan Fisher	$ 7,000	6.00%	3/19/2021	3/19/2022	$ 315	$ 315	$ 7,000	$ -	$ 7,000	$ -	$ -	$ 7,000	$ -	$ 7,000
Promissory Note- Aaron Basch	$ 7,000	6.00%	3/19/2021	3/19/2022	$ 315	$ 315	$ 7,000	$ -	$ 7,000	$ -	$ -	$ 7,000	$ -	$ 7,000
Total					$ 630	$ 630	$ 14,000	$ -	$ 14,000	$ -	$ -	$ 14,000	$ -	$ 14,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 14,000
2023	-
2024	-
Thereafter	-
Total	**$ 14,000**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**Discount**	**2021**	**2020**
Safes I - IX	Fiscal Year 2021	$ 10,000,000	10-20%	$ 485,000	$ -
Total SAFE(s)				**$ 485,000**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	**2021**	**2020**
Net Operating Loss	$ (98,114)	$ -
Valuation Allowance	98,114	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	**2021**	**2020**
Net Operating Loss	$ (98,114)	$ -
Valuation Allowance	98,114	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $328,801, and the Company had state net operating loss ("NOL") carryforwards of approximately $328,801. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On March 19, 2021, the Company entered into a promissory note agreement with one of shareholders, Evan Fisher, in the amount of $7,000. The Note bears an interest rate of 6% and has a maturity date set to March 19, 2022. As of December 31, 2021, and December 31, 2020, the outstanding balance of the promissory note is $7,000.

On March 19, 2021, the Company entered into a promissory note agreement with one of shareholders, Aaron Basch, in the amount of $7,000. The Note bears an interest rate of 6% and has a maturity date set to March 19, 2022. As of December 31, 2021, and December 31, 2020, the outstanding balance of the promissory note is $7,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 8, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company issued nine Simple Agreements for Future Equity ("SAFE") in the aggregate amount of $299,000. The Post-Money Valuation Cap is $10,000,000 and the discount rate is 90%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $237,320, an operating cash flow loss of $274,573, and liquid assets in cash of $137,319, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Sparket: The Social Betwork™

A Wagering Platform Built For The Modern User



SPARKET
The Social Betwork™
A revolutionary new
igaming software
WELCOME TO
SPARKET
The Social Betwork™
SIGN IN

Website | Los Angeles, CA | SPORTS

$0.00 raised

0 Investors	**$13.2M** Valuation
$1.25 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.25M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Sparket has created The Social Betwork™, an innovative igaming platform helping our operating partners grow their live event wagering volume and reach. We provide a bet-on-anything platform allowing users to place bets within their communities (Betworks), from professional sports to e-sports, reality TV, award shows, golf tournaments, and more. We are currently in-market with our preliminary free-to-play partnerships and approaching Gaming Labs International (GLI) certification 33, which is a major milestone towards regulatory approvals for future real money wagering software. Our technology is patent pending with the USPTO, and is built with an eye on integrating Web 3.0 and blockchain technologies by decentralizing the entire wagering process. This will enable trusted users to provide event metadata and confirm outcomes as we pursue our mission to democratize live event wagering.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our platform appeals to broad audiences with user-friendly design and the ability to customize bets against your community (rather than the house), improving the experience for our users.
- In 2018, the Supreme Court overturned the ban on sports betting, and since then it has become legal in 34 states and people have wagered over $100 billion (Source | Source).
- As our free-to-play partnerships gain traction and generate revenue, we have already set up contracts with major wagering businesses, including a year-long engagement with Cahuilla Casino.

OVERVIEW

A Revolutionary Platform Facilitating Live Event Wagering


Join the
SPARKET revolution
Our proprietary pool-wagering system, The Social Betwork:
Is a B2B igaming service
Helps businesses differentiate
Serves broader demographics

We built **The Social Betwork™,** our proprietary pool-wagering system, as a B2B igaming service for our operating partners. Our vision is to help wagering businesses differentiate their products through our customizable platform to expand their reach in the new golden age of sports betting. We are moving beyond traditional sports to underserved demographics by including betting for esports tournaments, private golf events, and reality TV shows.

THE PROBLEM & OUR SOLUTION

Bringing Legalized Sports Betting To New Users


OUR COMPETITIVE EDGE
Handle Growth
Unlimited new events and betting types
User Expansion
Reach non-traditional betting demographics
Limited Risk
Earn commissions without the exposure

Even as sports betting expands, existing sportsbook platforms underserve significant demographics. We're seeing users often jump from app to app with limited loyalty. In addition, these platforms are not intuitive for new users at a time when many people will engage with sports betting for the first time.

We are democratizing live event wagering by having users bet against the community rather than the house, which holds more appeal for first-time wagerers. Instead, we generate revenue by taking 1% of all bet volume (handle) coming through our platform, plus software and licensing fees. Our platform is designed with no barriers to entry for new users and customizability to help our operating partners differentiate their products. With our self-setting odds system, the operator simply takes a commission on all bets rather than taking exposure on the action.

Any business that is looking to build a community, grow their audience, and deepen their brand loyalty can do just that by choosing Sparket.

THE MARKET & OUR TRACTION

A Massive Emerging Market and Strong Partnerships



Market Size
$100 billion
In wagered legal sports betting since 2018
Market Growth
$168 billion
Expected growth by 2029 with a CAGR of 10.26%
SPARKET

Source | Source

Since the Supreme Court overturned the federal ban on sports betting in 2018, there has been over $100 billion wagered in legal sports betting (Source). In only a few years, the market has grown from only Nevada to 34 states, with major market opportunities in states like Ohio and California, still yet to come online (Source).

We've already had initial proof of concepts in private beta with thousands of users via free-to-play contests in partnership with casinos, golf clubs, and esports tournaments. Our successful trial event at the Cahuilla Casino led to a year-long contract. We've already achieved our first month of 5-figure revenue (August 2022) even before launching our real money partnerships. We also completed the UCLA Venture Accelerator program at the Anderson School of Management.

WHY INVEST

Building the Future of Sports Betting



Our platform appeals to broad audiences

Our patent-pending technology has been tested and we have contracts in place with operating partners, putting us in the position to potentially go live for real money wagering with our expected GLI 33 Certification. We believe this will allow Sparket to become one of the only certified sportsbook technology of its type. We envision Sparket paving the way forward in the newly legalized multi-billion dollar sports betting market, and we've built our platform with an eye on Web 3.0 and blockchain to take advantage of future growth opportunities. Join us, as we democratize the live event wagering industry!

June 2020

Initial Demo Product (Peer to Peer)

Sparket released its first software as a demo for interested customers and gained valuable industry feedback

December 2020

Provisional Patent Filed

Sparket filed its initial patent with the USPTO: Systems and methods for automatic event outcome prediction, confirmation, and validation using machine learning

January 2021

Launch of Beta Product

Sparket launched its proprietary pool-based wagering product in the public domain for the first time. Over 1k users beta tested the product in a free to play setting

April 2021

Initial Partnership with US Bookmaking

Sparket inked its first major partnership with legendary sportsbook operator US Bookmaking

November 2021

Launch of Admin System

Sparket launched a proprietary admin system aimed at easing operator burdens in managing events and delivering comprehensive analytics

February 2022

First Live Casino Event with Cahuilla

Sparket inked a partnership agreement with a tribal casino in California and ran a social wagering event on their casino floor

March - Aug 2022

Free to Play Proof of Concepts

Ran proof of concept contests with over 1k users across multiple verticals including traditional sports, private golf tournaments, esports, and reality TV

September 2022

Launched on StartEngine

Now YOU can join us in building the Social Betwork™!

September 2022

ANTICIPATED: Gaming Labs International 33 Certification

This sportsbook certification from the world's leading testing lab is the gold standard as a technical audit of software intended to be utilized for real money applications

March 2023



ANTICIPATED: Real Money Wagering Launch

With GLI certification in hand, Sparket anticipates bringing its software to market for real money wagering in select states, unlocking significant upside revenue potential

September 2023

ANTICIPATED: Web 3.0 and Gamification

Sparket begins building in Web 3.0 and blockchain elements into its software, following its vision of democratizing live event wagering and providing user-driven content to the industry

In the Press

yahoo!finance GAMBLING NEWS SBCAMERICAS

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Meet Our Team



Aaron Basch

CEO, Treasurer, Director

Aaron Basch earned his bachelor's degree in mathematics and computer science, and a master's degree of education in mathematics from UC San Diego. After working with Math for America as a mathematics teacher for five years, he went back to school to earn his master's degree of financial engineering from UCLA. Prior to Sparket, Aaron served as the executive director of risk and finance at MotoLease, an alternative vehicle financing company. Mr. Basch is a proven financial operations manager who improves processes and systems through data driven initiatives to increase productivity, revenue, and margin in a fast-paced working environment. Aaron is both a sports and esports fan, he played collegiate level sports and has been top ranked in multiple esports games. He has also built and operated his own ethereum blockchain rigs in his office.



Evan Fisher

COO, President, Director

Evan Fisher spent 8 years at Google, focusing on product user experience, as part of a startup in Google X, and previously leading a team of finance professionals. Prior to Google, Evan received his MBA from Columbia University with an emphasis on Entrepreneurship and Finance. He began his career in the energy industry after completing undergrad at USC. Evan's skillsets lie in product / program management, having driven complex initiatives to completion and leading large teams. He also has a keen mind for statistics and operations. Evan is a huge sports fan and enjoys playing tennis, chess, and basketball in his free time.



Alex Ispa-Cowan

Senior Software Engineer

Alex is a senior software engineer based out of Puyallup Washington. Alex has been in software development for over 7 years with full stack experience and an expertise in Javascript React. He is passionate about the Sparket mission, helping build it from scratch from an idea to a platform that has served major partners. In his spare time you might find him hiking, biking, snowboarding, or one of his biggest passions: playing guitar.



Matt Brown

Creative Director

Matt is an award-winning art director, designer and illustrator whose work can be found throughout the United States, Canada and the EU. Whether it's a nation-wide ad campaign, apparel in NBA, NHL or MLB stadiums, packaging on national retailer shelves or artwork displayed in galleries, chances are you've seen a glimpse of Matt somewhere. Throughout his career, Matt has cultivated a valued list of clientele that includes: Disney, Activision/Blizzard Entertainment, PetCo, Home Depot, 20th Century Fox, Cartoon Network, Nintendo of America, numerous professional sports franchises.



Cisco Arias

Technical Advisor

Cisco is a veteran of the silicon beach start-up scene, working on the technical side of start-ups right since 2010. Cisco loves solving problems and circumscribing his architecture with the reactive manifesto. He's an expert bringing business ideas into software. He previously worked at Docstoc which he helped build into a company that was acquired by Intuit.



Sally Bernard

Advisory Board, Business Development

Sally is a Tasmanian born, Australian native, who landed in Las Vegas over two decades ago and has never looked back. Since then she has built an abundant network of trusted business relationships, and the fortunate opportunity to master gaming technology sales during her corporate tenures with gaming giants such as IGT and Konami. In her free time, Sally is creating/collecting NFTs, investing in Crypto and dabbling in 3D printing. She now owns and operates 2 businesses, and is on the Sparket Advisory Board for Business Development.



Loren Gill

Advisory Board Member

Loren Gill is the Founder and CEO of LD2G Enterprises, LLC and the leader of multiple businesses including hospitality & gaming consulting and advisory services, business development partnerships, and equestrian related ventures. Prior to launching his own entrepreneurial enterprises, Gill served as the Chief Executive Officer for San Manuel Band of Mission Indians – a federally recognized tribe located in Highland, California and spent 25 years, in various locations across the United States in the gaming and hospitality industry.



Michelle Gerson

Advisory Board Member

An accomplished Marketing Leader with entrepreneurial experience, Michelle has 12+ years in driving high-impact B2B and B2P demand generation marketing programs for tech companies like FloQast, MomentFeed, CHD Expert, and Hydropoint, and consumer brands like Sprint, IBM, Cambro Manufacturing, Volvo CE, Diageo, Equis Staffing, and others. She has a proven track record in driving sales and organizational growth among client businesses by introducing programs that generate and close leads, both domestically and globally, in multiple languages via multiple channels. Michelle has been honored as a Top 50 Women Leaders in SaaS by the Software Report.



Marcus Yoder

Advisory Board Member

Marcus has top executive-level experience including Chief Commercial Officer for a gaming technology company, COO and co-founder of social media startup; executive director-level roles for software companies; and senior manager for Big Four consulting firm. Expertise in leading companies into new global markets. Highly customer-focused as a senior business strategist—driving corporate revenue, building strategic alliances, innovating marketing and product campaigns, and negotiation/diplomacy with government entities and key stakeholders.



Blue Quisquis

Advisory Board, Native American Relations

Highly accredited Strategic Advisor, CIO, and Economic Self-Sufficiency Advocate with over 20+ years of collective experience. Blue holds a strong leadership background in diverse fields, including Technology, Entertainment, Food, Indian Gaming, Native American Cannabis and Hemp, Economic Development, and Education, and my actionable efforts all stem from my rooted passion for instilling positive community transformations that future generations can benefit from. Due to career commitments and large certificate inventory involving management, commissioning, innovative technology, surveillance, and entrepreneurship, he has received awards and has been on several media interviews such as the Indian Country Today Media Network and the Robin Swan Show.



Dane Henderson

Advisory Board

Dane started his career in the esports and gaming Industry in the early 90's at Westwood Studios, Sony Computer Entertainment, and Midway. Running game tournaments has given him experience promoting and marketing a variety of events that include comedy shows, concerts, and even charity events at The Autism Tree Project. In addition to his work at San Diego State University, he's also a board member at the Institute for Education, Research, and Scholarships, a nonprofit public charity organization dedicated to changing the world for the better through education.



Ilia Bulavintsev

TL. Software Engineer

Sparket's resident tech geek has extensive experience in software development including as a Sr. Software Developer at Alibaba group. Ilia uses his expertise in Golang to create robust and secure backend systems. He loves building products that make users' lives easier and adds fun to their day.



Rael Enteen

Strategic Advisor

Rael serves as the Vice President of Content at the Washington Commanders NFL team. He is an established digital and social media professional with management skills, extensive sports knowledge and experience as a writer, editor, web producer and content strategist. Demonstrated ability to significantly improve web traffic, social media reach/engagement and content monetization. Real is an experienced international public speaker with stops in London, Dubai, New York and San Francisco.



Andrew Brandt

Technical Advisor

Andy is a results-focused Technology Leader with proven history of facilitating successful product development efforts and getting products to market. Over 20 years of software development experience, with a particular expertise in developing enterprise systems and real-time transactional platforms. As a technology executive, been involved in IPOs for three separate software companies.



Robin Richards

Advisory Board

Robin is a serial entrepreneur, startup investor, and philanthropist. His impressive career includes founding Lexi International Teleservices, founding president and BOD MP3.com, CEO Vivendi Universal Net USA, and founder of 6 other companies. He advises Sparket and their founders on entrepreneurial matters.



John Wholihan

Advisory Board

John was one of Sparket's initial advisors. As the Director of Marketing at Kentucky Downs, John has experience improving casino marketing, operations, guest service, incremental revenue, and EBITDA. He has more than 15 years of Las Vegas, Tribal, destination, and local property experience. He serves as an advisor to Sparket.



Chris Pigozzi

Marketing Team Business Advisor

Possessing an unwavering passion for public relations and sports, Chris found a unique and exciting opportunity on board the marketing team at Sparket. Ever vigilant for both professional and social synergies, Chris leaves no stone unturned when it comes to the maintenance and development of The Social Betwork™.

Offering Summary

Company	:	Sofabet Co.
Corporate Address	:	8 The Green, STE A, Dover, DE 19901
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,250,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	8,000
Maximum Number of Shares Offered	:	1,000,000
Price per Share	:	$1.25
Pre-Money Valuation	:	$13,205,312.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares

Amount-Based:

$1,000+ | Social Betwork™ Champions

Invest $1000+ and receive branded Sparket: The Social Betwork™ swag and a virtual avatar upgrade (anticipated in 2023).

$5,000+ | Sparket Group Admin

Receive a custom branded group within the Sparket web application where you are the admin: invite your betwork and set up customized wagering pools. Includes admin console analytics.

$10,000+ | Premium Investors Club

Join our existing $10k+ investors with quarterly access to our founding team, input on product direction, and roundtables to shape the direction of the company

$25,000+ | Diamond Investors Club

Access to all of the above perks plus an additional 5% bonus shares

Loyalty Bonus:

Existing platform users will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sparket: The Social Betwork (TM) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Existing platform users bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Sparket: The Social Betwork™ to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script:

Black Logo:

Sparket: The Social BetworkTM

B2B Sportsbook software built for the modern user

Caption

Aaron Basch

CEO and co-founder. Former math teacher and masters in financial engineering

“When the Supreme Court overturned a federal ban on sports wagering in 2018, we saw an opportunity to bring a community feel to live event wagering. As passionate sports fans and gamers, we built a product that we would want to use ourselves. Everyone has a betwork- who’s in yours?”

Overlay: Tweets between Aaron and Evan speaking sections as a way to transition

● We could have a still image of a golf course, football stadium, espost event, roses blurred in the back and then a large tweet over the still backdrop.

○ Show different persona’s using Sparket within their Betworks

■ Country Club Pro/ golfers

● I knew Bob was gonna sink that putt on 18! I’ve had him at 10x odds on our club’s member tournament pool. ☒#Sparket #derby #eagle

■ Casino Sports (Traditional Sport)

● My sportsbook offers the lowest fees and diverse bet types! I bested my friends on the leaderboard by picking Tom for most yards this Sunday.☒#MVP #GOAT

■ Gamers (Esports)

● The biggest tournament in E-Sports is going down tonight! Get in on the action. ☒ ☒✕☒#esports #lastmanstanding #battleroyale

■ Girl friend group watching reality show

● OMG! Who is going to get the rose tonight? Make your pick! ☒☒

☒#realitytv #truelove #putaringonit

Caption: (coming in and sitting down)

Evan Fisher

COO and co-founder. 8 years experience at Google in operations and product

- “In my career I’ve learned how to optimize user experience and build products accessible to everyone. We’re really excited because we’ve built a B2B sportsbook platform based on pool based wagering, featuring self setting odds and crowdsourced data. With our patent-pending tech we’re able to power a broader range of content to the industry like reality TV, esports, and more.

- “A lot of the sportsbook platforms out there throw a bunch of numbers at you and can be intimidating to new users. We started from scratch and designed an intuitive experience that will familiarize new demographics with sports betting.”

Overlay:

- Screengrab of leaderboards and/or smack talk

- Screengrab of Confirm Results

- Showing UX Design

- Show simple bet slip Aaron:

- Our business model is to add to the ecosystem and offer our tech to existing operators and select partners as a B2B software. We’ve successfully launched our software as a free to play solution and have had tremendous success with revenue generating partnerships in the casino and private golf club space. In parallel, we work closely with an expert legal team to ensure we adhere to all regulatory requirements to receive technical lab certifications for real money wagering. We believe this will unlock significant financial upside for our investors in the growing US sport betting market.

Overlay:

- Show stats

- Tribal Casinos Stats

Source: https://www.americangaming.org/state/california/ Card Room Source:

- Legal in 36 States; $20bn Annual Revenue

- Source 1 (add to GDP): https://www.americangaming.org/resources/economic-impact-of-legalized

-sports-betting/

- Source 2 (B2B Revenue outlook): https://ar21.playtech.com/application/files/3916/5391/6772/Playtech_AR2 1_US.markets_P18-19.pdf

- Source (See Live + Legal 31+5) https://www.americangaming.org/research/state-gaming-map/

Script: Aaron Basch HOW IT WORKS

● AUDIO 1 - You Can Bet On That - THE SOLUTION

● Sparket provides a B2B solution that allows businesses to create off-the-charts excitement and engagement around their community using Sparket's patent-pending Bet-On-Anything live event wagering software and peer-to-peer betting.

● Our process is simple and our purpose is clear.

● We've created a platform that is easy to use and will provide businesses with:

● A massive boost in their Brand Recognition.

● A constantly growing community of raving fans and brand advocates.

● And a steady stream of revenue that they can count on.

● AUDIO 2 - PURCHASE LICENSE

● The first step in getting started is to determine the type of license that is best for your business goals.

● We offer both annual and single-event licenses.

● AUDIO 3 - CREATE YOUR BETS

● Next, the Sparket team will work with you to create a custom-branded dashboard.

● This is where you will set up your bets and manage your community.

● AUDIO 4 - BUILD YOUR BETWORK

● Now it's time to share your page and start building your community by inviting anyone or everyone to join the fun and start placing their bets.

● This community is your Betwork!

● AUDIO 5 - LIVE UPDATES

● As the bets start rolling in and your Betwork is exploding

● you can sit back and relax while our system automatically adjusts the odds and updates the leaderboards in real-time for you and your community to enjoy.

Evan

- We're in the process scaling our tech and business development teams. After proving the concept with our initial partners, we have lofty goals including leveraging our patents to incorporate blockchain technology. This will allow us to truly democratize the live event wagering process and give a limitless casual betting experience for everyone. Join us on our mission to build the Social Betwork™.

Overlay:

- With 2020

- Peer to Peer Demo App

- 2021

- The next 2

- 2022

- The next 2

- 2023

- Web3 and Gamification

Send off: Fade to Sparket: The Social Betwork™

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.